VALGOLD RESOURCES LTD.

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll free: 1-888-267-1400

[redacted]

January 3, 2006

06010238

SUPPL

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. U.S.A. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
JAN 11 2006
WASH. D.C. 185

Dear Sirs/Mesdames:

Re: **ValGold Resources Ltd.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3339
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

Rodrigo A. Romo
Paralegal
for **VALGOLD RESOURCES LTD.**

Enclosures

PROCESSED
JAN 13 2006
THOMSON
FINANCIAL

United States Sec Filing
January 3, 2006

ValGold Resources Ltd.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents required to be Made Public pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Release

1. ValGold Announces Flow-Through Private Placement – December 20, 2005
2. ValGold Reports First Quarter Results – December 22, 2005

Correspondence with Securities Commissions

3. Notice of Meeting and Record Date (amended) – dated December 8, 2005
4. Notice, Information Circular for January 18, 2006 AGM – dated December 16, 2005
5. Annual Request for Financial Statements & MD&A
6. Form of Proxy for January 18, 2006 AGM
7. Confirmation of Mailing – dated December 16, 2005
8. Unaudited consolidated financial statements for financial the periods ended October 31, 2005 and 2004, and related MD&A
9. Form 52-109F2 – Certification of Interim Filings – CFO – dated December 21, 2005
10. Form 52-109F2 – Certification of Interim Filings – CEO – dated December 21, 2005

Computershare

Computershare Trust Company of Canada
510 Burrard Street, 3rd floor
Vancouver, BC V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9401

December 8, 2005

Dear Sirs: All applicable Exchanges and Commissions

Subject: VALGOLD RESOURCES LTD **AMENDED**

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1. Meeting Type	**: Annual General Meeting**
2. CUSIP/Class of Security entitled to receive notification	: 919147108/CA9191471080/COMMON
3. CUSIP/Class of Security entitled to vote	: 919147108/CA9191471080/COMMON
4. Record Date for Notice	: 12/12/2005
5. Record date for Voting	: 12/12/2005
6. Beneficial Ownership determination date	: 12/12/2005
7. Meeting Date	: 18/01/2006
8. Meeting Location	: Vancouver, BC

Yours Truly

"Stacey McGlynn"
Assistant Account Manager
Stock transfer Department
Tel: 604.661.9400 Ext 4204
Fax: 604.661.9401

ANNUAL REQUEST FOR FINANCIAL STATEMENTS AND MD&A

NOTICE TO SHAREHOLDERS OF VALGOLD RESOURCES LTD.

In accordance with National Instrument No. 54-102, *Continuous Disclosure Obligations*, a reporting issuer must send annually a request form to the registered holders and beneficial owners of its securities that allows the registered holders and beneficial owners to request a copy of the reporting issuer's annual financial statements and management discussion & analysis, interim financial statements and management discussion & analysis, or both. If you wish to receive any or all of these materials, please complete and return this form to:

VALGOLD RESOURCES LTD.
1400 – 570 Granville Street
Vancouver, British Columbia, V6C 3P1
Attention: Shareholder Communications

TO: VALGOLD RESOURCES LTD.

The undersigned certifies that he/she/it is a registered holder and/or beneficial owner of securities (other than debt instruments) of **ValGold Resources Ltd.** ("ValGold") and requests that he/she/it be placed on the ValGold's Financial Statement Mailing List in order to receive ValGold's (**check one or both**):

☐ Fiscal 2006 Annual Financial Statements and related Management Discussion and Analysis

☐ Fiscal 2006 Interim Financial Statements and related Management Discussion and Analysis

____
Name of Registered/Non-Registered Shareholder - Please Print

____
Address/City/Province/Postal Code

Preferred Method of Communication (check one): ☐ Mail ☐ E-mail ☐ Facsimile

____
E-mail Address (if applicable)

____
Facsimile Number (if applicable)

____________________ ____________________
Signature Date

Delivery of information provided for in this form to ValGold will be deemed to be consent to ValGold to collect such information and use it for the purpose stated above. You will be further deemed to have consented to ValGold disclosing such information to third party providers who provide, from time to time, mail and delivery services to ValGold.

Proxy

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF VALGOLD RESOURCES LTD. (the "Company")

TO BE HELD IN THE ASPEN ROOM, FOUR SEASONS HOTEL,
791 WEST GEORGIA STREET, VANCOUVER, BRITISH COLUMBIA, ON
WEDNESDAY, JANUARY 18, 2006 AT 1:30 P.M.

(the "Meeting")

The undersigned Shareholder of the Company hereby appoints, Stephen J. Wilkinson, President of the Company, or failing this person, Shannon M. Ross, Secretary and CFO of the Company, or in the place of the foregoing, ______________________ as proxyholder for and on behalf of the Shareholder with the power of substitution to attend, act and vote for and on behalf of the Shareholder in respect of all matters that may properly come before the Meeting of the Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Shareholder were present at the said Meeting, or any adjournment thereof.

The Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Shareholder as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Annual General Meeting and Information Circular)

		For	Against
1.	To determine the number of Directors at seven		
		For	**Withhold**
2.	To elect as Director, Frank A. Lang.		
3.	To elect as Director, Sargent H. Berner.		
4.	To elect as Director, A. Darryl Drummond.		
5.	To elect as Director, Andrew F. B. Milligan.		
6.	To elect as Director, William J. Witte.		
7.	To elect as Director, Stephen J. Wilkinson.		
8.	To elect as Director, Kenneth R. Yurichuk.		
9.	To appoint PricewaterhouseCoopers LLP, Chartered Accountants, as Auditors of the Company.		
		For	**Against**
10.	To authorize the directors to fix the remuneration of the Auditors.		
11.	To pass an ordinary resolution (with all insiders and their associates abstaining from voting) that stock options granted to insiders be amended by reducing the exercise price thereof to $0.25 per share, as set out in the Information Circular accompanying the Notice of Annual General Meeting.		
12.	To transact such other business as may properly come before the Meeting.		

The undersigned Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ______________________

Please Print Name: ______________________

Date: ______________________

Number of Shares Represented by Proxy: ______________________

IF THE NUMBER OF SHARES REPRESENTED BY THIS PROXY FORM IS NOT INDICATED BY THE SHAREHOLDER, THEN IT SHALL BE DEEMED TO REPRESENT THAT NUMBER INDICATED ON THE AFFIXED LABEL.

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE.

IMPORTANT INFORMATION AND INSTRUCTIONS

1. **This Proxy is solicited by the Management of the Company.**

2. **If someone other than the Shareholder of the Company signs this proxy form** on behalf of the named Shareholder of the Company, documentation acceptable to the chairman of the Meeting must be deposited with this proxy form, authorizing the signing person to do such. **If the proxy form is not dated by the Shareholder, it shall be deemed to be dated seven (7) calendar days after it was mailed to the Shareholder by Computershare Investor Services Inc.**

3. If a registered Shareholder wishes to attend the Meeting to vote on the resolutions in person, register your attendance with the Company's scrutineers at the Meeting.

4. If the securities of a Shareholder are held by a financial institution and the Shareholder wishes to attend the Meeting to vote on the resolutions in person, cross off the management appointee name or names, insert the Shareholder's name in the blank space provided, do not indicate a voting choice by any resolution, sign and date the proxy form and return the proxy form to the financial institution or its agent. At the Meeting, a vote will be taken on each of the resolutions as set out on this proxy form and the Shareholder's vote will be counted at that time.

5. **If a Shareholder cannot attend the Meeting but wishes to vote on the resolutions, the Shareholder can appoint another person, who need not be a Shareholder of the Company, to vote according to the Shareholder's instructions. To appoint someone other than the person named, cross off the management appointee name or names that appear on the face of this proxy and insert the Shareholder's appointed proxyholder's name in the space provided, sign and date the proxy form and return the proxy form. Where no instruction on a resolution is specified by the Shareholder, this proxy form confers discretionary authority upon the Shareholder's appointed proxyholder to vote on such matter at his/her own judgment may determine.**

6. **If the Shareholder cannot attend the Meeting but wishes to vote on the resolutions** and to **appoint one of the management appointees** named, leave the wording appointing a nominee as shown, sign and date the proxy form and return the proxy form. **Where no instruction is specified by a Shareholder on a resolution shown on the proxy form, a nominee of management acting as proxyholder will vote the securities as if the Shareholder had specified an affirmative vote.**

7. The securities represented by this proxy form will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot or poll of a resolution that may be called for and, if the Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. This proxy also confers discretionary authority to vote in respect of any amendment or variation to the matters identified in the Notice of Annual General Meeting or any other matter which may properly come before the Meeting or any adjournment or adjournments thereof and in as much as such proxyholder in his judgment may determine provided that the Company was not aware, within a reasonable time before the solicitation is made that any of those amendments, variations or other matters are to be represented for action at the Meeting.

8. This proxy does not confer authority to vote:

   (i) for the election of any person as a director of the Company, unless such person is a bona fide nominee named in the Company's Information Circular for this Meeting; or

   (ii) at any other meeting other than this Meeting or any adjournment thereof.

9. If a registered Shareholder has returned the proxy form, **the Shareholder may still attend the Meeting and vote in person should the Shareholder later decide to do so.** To attend, and vote at the Meeting, the Shareholder must record his/her attendance with the Company's scrutineers at the Meeting and revoke the proxy form in writing.

This proxy will not be valid unless completed, signed, dated and delivered to the office of the Company's registrar and transfer agent, Computershare Investor Services Inc. by mail in the enclosed self-addressed envelope or failing that, by mail or by hand at 9th Floor, 100 University Avenue, Toronto, ON, Canada, M5J 2Y1, or by fax 1-(866) 249-7775 or (416) 263-9524, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

Computershare

Computershare Investor Services Inc.
Stock Transfer Services
Montreal Trust Centre
510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9401

December 16, 2005

To: All Applicable Commissions & Exchanges

Dear Sirs:

Subject: ValGold Resources Ltd.

We confirm that the following material was sent by pre-paid mail on December 16th, 2005 to the registered shareholders of Common shares of the subject Corporation:

A Notice of Annual General Meeting / Information Circular / Consolidated Financial Statements for the years ended July 31, 2005 and 2004
B Proxy
C Annual Request for Financial Statements and MD&A
D Return Envelope

We further confirm that copies of the above mentioned material were sent by courier to each intermediary (with the exception of ADP – US) holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators' National Instrument 54-101 regarding communication with Beneficial Owners of Securities of a Reporting Issuer.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours Truly
COMPUTERSHARE INVESTOR SERVICES INC.

"Karen Patrus"
Mailing Specialist
Stock Transfer, Client Services
Telephone: 604.661.9400 (ext 4504)
Fax: 604.661.9401

VALGOLD RESOURCES LTD.
Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.valgold.com

December 20, 2005

Ticker Symbol: **VAL** - TSX Venture
SEC 12g3-2(b): 82-3339

VALGOLD ANNOUNCES FLOW-THROUGH PRIVATE PLACEMENT FINANCING

ValGold Resources Ltd. ("ValGold") is pleased to announce that, subject to regulatory approval, it will carry out a non-brokered private placement of up to 2,000,000 flow-through units (the "Units") at a price of $0.225 per Unit for gross proceeds of up to $450,000. Each Unit will consist of one flow-through common share and one non-transferable non-flow-through share purchase warrant (the "Warrant"). Each Warrant will be exercisable for one additional non-flow-through common share in the capital of ValGold at an exercise price of $0.40 per share for a period of 24 months from the date of issue.

ValGold may issue finder's fee unit warrants of up to 7% of the total Units sold. Each finder's fee unit warrant will be exercisable at a price of $0.225 for a period of 24 months from the date of issue to receive one non-flow-through common share in the capital of ValGold and one non-transferable non-flow-through share purchase warrant ("Finder's Fee Warrant"). Each Finder's Fee Warrant will be exercisable at $0.40 for a period of 24 month from the date of issue of the finder's fee unit warrant to receive one additional non-flow-through common share in the capital of ValGold.

All Units, shares, warrants, finder's fee units and any shares and/or warrants issuable upon the exercise thereof will be subject to a hold period and may not be traded for four months from the date of closing of the private placement.

Proceeds from the non-brokered private placement will be used to fund exploration programs on ValGold's properties located in Canada.

For further information on the Company and its projects, visit our website at www.valgold.com.

Stephen J. Wilkinson
President & Chief Executive Officer

For further information please contact:
Mark Feeney, Investor Relations
ValGold Resources Ltd.
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@valgold.com

VALGOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.valgold.com

December 22, 2005

Ticker Symbol: VAL-TSX Venture Exchange
SEC 12g3-2(b) exemption 82-3339

VALGOLD REPORTS FIRST QUARTER RESULTS

ValGold Resources Ltd. (VAL-TSX Venture) announces its results for the for the three months ended October 31, 2005 ("fiscal 2006") as a loss of $557,503 or $0.03 per share compared to a loss of $297,806 or $0.02 per share in the three months ended October 31, 2004 ("fiscal 2005").

- During fiscal 2005, ValGold raised $446,000 in two flow-through private placements with no capital raised to date in fiscal 2006.
- During fiscal 2006, cash used in operations was $170,903 compared to $610,551 in fiscal 2005. Exploration expenditures were incurred on the following mineral properties in fiscal 2006, with comparative figures for fiscal 2005 in brackets: Tower Mountain - $40,827 ($106,114), Hunter Mine - $7,115 ($106,414), China properties - $Nil ($194,296), Manitoba Nickel Properties - recoveries of $373 (recoveries of $18,152), Roy-Can and Q-9 properties - $171,135 ($Nil), Garrison Property - $38,353 ($Nil) and the Horseshoe Property - $135 ($39,902).
- In fiscal 2005 the Company wrote off a portion of its China properties for a total write-off of $35,345 compared to a write-down of the Q-9 and Roy-Can properties for a total of $310,620 in fiscal 2006.

At October 31, 2005, ValGold's working capital, defined as current assets less current liabilities, was $637,084, compared with working capital of $849,731 at July 31, 2005. This amount does not include the Company's long-term investment in marketable securities with a market value of $2,529,250 at October 31, 2005, compared to a book value of $1,257,003. Subsequent to October 31, 2005, 100,000 common shares of Northern Orion Resources Inc., with a book value of $139,098 were sold. These shares are included in the working capital at October 31, 2005.

A private placement of up to 2,000,000 units at a price of $0.225 per unit was announced on December 20, 2005. Each unit is comprised of one flow through share and one warrant, exercisable at $0.40, to acquire one non-flow through share.

Stephen J. Wilkinson
President & Chief Executive Officer

For further information please contact:
Mark Feeney, Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@valgold.com

ValGold Resources Ltd.
Three Months Ended
October 31, 2005

ValGold Resources Ltd.
Three Months Ended
October 31, 2005

1.1 Date

The effective date of this annual report is December 21, 2005.

1.2 Overview

This Management's Discussion and Analysis ("MD&A") contains certain "Forward-Looking Statements". All statements, other than statements of historical fact included herein, including without limitation, statements regarding potential mineralization and resources, research and development activities, and future plans of the Company are forward looking statements that may involve various risks and uncertainties including future changes in prices of gold and other metals; variations in ore reserves, grades or recovery rates, accidents, labour disputes and other risks associated with mining; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, technological obsolescence, and other factors discussed under "Risk Factors" in the MD&A.

This MD&A should be read in conjunction with the audited financial statements of ValGold Resources Ltd. for the year ended July 31, 2005. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

ValGold Resources Ltd. ("ValGold" or the "Company") is a mineral exploration company. The Company has a portfolio of mineral exploration projects and the following is a brief summary of its current activities.

- ValGold's loss for the three months ended October 31, 2005 ("fiscal 2006") was $557,503 or $0.03 per share compared to a loss of $297,806 or $0.02 per share in the three months ended October 31, 2004 ("fiscal 2005").
- During fiscal 2005, ValGold raised $446,000 in two flow-through private placements with no capital raised in fiscal 2006.
- During fiscal 2006, cash used in operations was $170,903 compared to $610,551 in fiscal 2005. Exploration expenditures were incurred on the following mineral properties in fiscal 2006, with comparative figures for fiscal 2005 in brackets: Tower Mountain - $40,827 ($106,114), Hunter Mine - $7,115 ($106,414), China properties - $Nil ($194,296), Manitoba Nickel Properties - recoveries of $373 (recoveries of $18,152), Roy-Can and Q-9 properties - $171,135 ($Nil), Garrison Property - $38,353 ($Nil) and the Horseshoe Property - $135 ($39,902).
- In fiscal 2005 the Company wrote off a portion of its China properties for a total write-off of $35,345 compared to a write-down of the Q-9 and Roy-Can properties for a total of $310,620 in fiscal 2006.

1.2.1 Tower Mountain Gold Project, Ontario

Fiscal 2006 exploration expenditures on the Tower Mountain Gold Project included the following: assays and analysis - $2,940 (2005 - $15,002); drilling - $3,401 (2005 - $5,380); geological and geophysical - $20,547 (2005 - $71,715), trenching - $12,567 (2005 - $Nil) and travel and site activities - $1,372 - (2005 - $13,702).

During the three months ended October 31, 2005, ValGold concentrated much of its exploration efforts on the Tower Mountain gold project situated in the Matawin Gold Belt, 40 kilometres west of Thunder Bay, Ontario. Several targets remain to be tested on the property and work has been initiated on a resource estimate for the U/V area, which is expected to be received in late December. The next stage of exploration work will be based on the engineering report.

1.2.2 Manitoba Nickel Properties, Manitoba

ValGold combined its staked claims in Manitoba with those of Cream Minerals Ltd. and Sultan Minerals Inc. (the "Companies") to form the Stephens Lake Nickel Project, for a total of 174,018 hectares. The Companies entered into an agreement with BHP Billiton Diamonds Inc. ("BHP Billiton") whereby BHP Billiton has been granted options to acquire an initial 51% interest in the Stephens Lake mineral property, and a second option to acquire an additional 19% undivided interest.

The target on both properties is sulphide nickel and copper mineralization similar to that being mined by Inco Ltd. at Thompson, Manitoba. Government and BHP Billiton airborne magnetic data indicate that the Thompson Nickel Belt may extend through ValGold's properties, but due to an absence of outcrop, the only way to determine the geology and mineral potential of the area is through the extensive use of geophysics and drilling. Encouraging results were obtained from the two-hole drill program carried out by BHP Billiton on the property early in 2005 but much more drilling is required in order to test all of the targets on the properties outlined by airborne geophysical surveys. Although the drill program had to be cut short due to the on-set of spring break-up, one of the two holes intersected ultramafic rock similar to that which hosts nickel mineralization at Thompson. The anomaly drilled also lies along a prominent magnetic-gravity linear that is speculated to be the extension of the Thomson Nickel Belt located 200 kilometres to the west. It is anticipated that other magnetic and/or electromagnetic anomalies will be drilled during the winter of 2005/2006.

1.2.3 Hunter Gold Mine, Ontario

The Hunter Gold Mine project is situated within the Timmins mining camp and is contiguous with the eastern boundary of the famous Dome gold mine. ValGold commenced drilling on the project in June 2004 and drilled 12 holes totalling 3,100 m. All of the holes targeted the Hunter gold mine zone and all but one of the holes hit the zone. Although this first phase of drilling proved encouraging, little fieldwork has been carried out on the property over the past year and a half, in part due to the Company's focus on the Tower Mountain project. ValGold is considering a second drill program for the property during the winter of 2005/2006. Up to 3,000 metres of drilling is planned and would target the down-plunge extension of the main Hunter gold zone.

In fiscal 2006, expenditures included the following costs: assays and analysis - $Nil (2005 - $13,411), drilling - $4,213 (2005 - $54,281), geological and geophysical - $2,781 (2005 - $6,076), and site and travel costs - $121 (2005 - $2,596).

1.2.4 Roy-Can Property, Ontario

The Roy-Can property is a very large property located on the south shore of Lake Nipigon, 120 kilometres north of Thunder Bay, Ontario. ValGold became interested in the property early in 2005 due to the presence of a number of large-scale, structural, lithological and geophysical features indicating the potential for a world-class iron-oxide-copper-gold ("IOCG") deposit. Exploration work on the property since it was optioned in January 2005 included partial coverage with an airborne magnetics and VTEM survey, and limited mapping and sampling. The Company has evaluated the results of this work and has determined that the exploration results did not meet with its expectations and as a result has written off the property by $186,344, and on December 14, 2005, has returned the property to the optionors.

1.2.5 Q-9 Property, Ontario

This property was optioned at the beginning of 2005 for its potential to host lode gold mineralization in Archean aged metavolcanic units and/or quartz + feldspar porphyry intrusions. Located 120 kilometres west of Thunder Bay, within the Saganagons portion of the Shebandowan greenstone belt, the property is host to numerous gold occurrences one of which has returned multiple ounce per ton gold assays. Work completed by ValGold since the spring of 2005 included an airborne magnetics and electromagnetic (VTEM) survey, minor mapping and sampling, and the follow-up of airborne anomalies. The Company has evaluated the results of this work and has determined that the exploration results did not meet with its expectations and as a result has written off the property by $124,276, and on December 14, 2005, has returned the property to the optionors.

1.2.6 Mel 223B Uranium Property

Subsequent to October 31, 2005, ValGold entered into an option agreement to earn a 100% interest in the MEL 223B Property by making cash payments totalling $50,000 ($6,500 paid) and issuing 250,000 common shares (50,000 issued) over four years, and reimbursing the optionor for the provincial deposit for the license in the amount of $5,687.50. Upon completion of the payments above, ValGold will become the legal and beneficial owner of the license, subject only to a 3.0% net smelter return royalty ("NSR") payable to the optionor, which ValGold may reduce to a 1.5% NSR by payment of $1,000,000 at any time up to the commencement of commercial production. The licence covers approximately 11,375 hectares (28,107 acres) in Manitoba. The property is accessible by float-equipped plane with the nearest air base at Points North, Saskatchewan.

Geological Setting
The northwestern corner of Manitoba that is covered by map sheet 64N is underlain by Proterozoic-age gneissic and granitoid rocks believed to have been derived from the high-grade metamorphism of greywacke and other clastic and chemical sediments. The License covers the northern extension of the Wollaston Belt, which is a continuation of regional structures closely associated with uranium mines such as the Millennium, McArthur River, Cigar Lake and Midwest Lake.

The license straddles the Wollaston terrain to cover two primary target types identified by exploration programs of previous operators. The most notable are uranium targets identified by airborne geophysical surveys and confirmed by surface samples from which grab samples of mineralized rock returned assays of 0.060% (1.2 lb/ton) U3O8, 0.085% (1.7 lb/ton) U3O8, and 0.065% (1.3 lb/ton) U3O8. The airborne magnetic anomalies are also of particular interest as there are two significant linear anomalies that intersect in the southwest quadrant of the license at Attwood Lake. At that intersection is a third magnetic anomaly that occupies an oval shaped area that measures 3 kilometres long by 1 kilometre wide. Similar magnetic units within the Wollaston mobile belt are commonly associated with nickel, copper and cobalt occurrences.

1.2.7 Garrison Project, Ontario

ValGold has acquired 100% right, title and interest in 35 mining claims located in Garrison Township, Kirkland Lake District, Larder Lake Mining Division in Northern Ontario, by making a cash payment of $110,000 to the seller of the property.

At least one gold deposit and several important showings are found on the property, all of which lie within or proximal to the world famous Destor-Porcupine Fault Zone. It is along this regional fault that several gold deposits are located including those in the Timmins gold camp located 100 kilometres west of the property. On the other side of the property, located approximately eight kilometres to the east, are two other gold mines known as the Holloway and Holt-McDermott deposits currently being mined by Newmont. Since the property was acquired in July 2005, most of the work has been directed towards creating a digital database of the past surface and underground drilling. As of October, the database was complete and currently a geological consultant is recalculating the resource figure for the main zone of mineralization.

Fiscal 2006 exploration expenditures on the Garrison Project included geological and geophysical expense of $24,175 and travel and site activities of $14,178.

The Company has plans to drill several thousand metres of diamond drill core, of which 1,577 metres has been completed as of the date of this report. The drilling to date has focused along the main mineralized horizon with the objective of adding more ounces peripheral to the five zones of gold mineralization already delineated by previous drill programs.

1.2.8 Mineral Property Option Payments Due In Fiscal 2006

To July 31, 2006, ValGold must make cash payments totalling $154,833, of which $16,500 has been paid to the date of this report to maintain its current mineral property interests. In addition, ValGold must issue a total of 191,667 common shares, of which 105,000 common shares have been issued to the date of this report, to maintain the options on the mineral property interests that are currently held. The cash and share payments are dependent upon exploration results and are made solely at the option of the Company to maintain the options in good standing until all payments are made and the property is vested, subject to royalties payable on commencement of production.

1.2.9 Market Trends

In 2005 the price of gold has increased, continuing an overall uptrend that commenced in 2001. The gold price in 2004 averaged approximately US$410 per ounce and ranged from US$410 to US$438 per ounce while in 2005 the gold price averaged US$444 per ounce to December 21, 2005.

1.3 Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and are expressed in Canadian dollars.

	As at July 31, 2005	As at July 31, 2004	As at July 31, 2003
Current assets	$ 987,683	$ 3,810,592	$ 2,110,730
Mineral property interests	3,862,406	2,264,567	496,950
Other assets	1,408,795	1,405,213	1,362,726
Total assets	6,258,884	7,480,372	3,970,406
Current liabilities	137,952	587,290	250,256
Shareholders' equity	6,120,932	6,893,082	3,720,150
Total shareholders' equity and liabilities	6,258,884	7,480,372	3,970,406
Working capital	$ 855,731	$ 3,223,302	$ 1,860,474

	Year ended July 31, 2005	Year ended July 31, 2004	Year ended July 31, 2003
Expenses (Recoveries)			
Amortization	$ 855	$ 152	$ 384
Foreign exchange loss	17,838	14,210	37,917
Legal, accounting and audit	75,297	121,953	97,729
Management fees	60,000	30,000	61,250
Office and administration	208,331	193,661	106,832
Salaries and benefits	218,938	180,310	218,865
Shareholder communications	214,849	179,284	65,370
Stock-based compensation	53,734	654,396	2,534
Travel and conferences	75,169	78,538	13,538
	925,011	1,452,504	604,419
Project closure costs (recovery)	--	--	(6,755)
Property investigations	115,052	142,803	107,578
Write-down of mineral property interests	419,698	290,619	4,890
Loss on disposal of equipment	--	1,150	--
(Gain) on sale of marketable securities and investments	--	(2,494,700)	--
Write-down of investments	6,000	40,464	--
Interest income	(46,506)	(48,208)	(27,397)
(Loss) earnings before future income tax recovery	(1,419,255)	615,368	(682,735)
Future income tax recovery	162,788	2,322	--
(Loss) earnings for the year	(1,256,467)	617,690	(682,735)
(Loss) earnings per share – basic	$ (0.06)	$ 0.03	$ (0.05)
(Loss) earnings per share – diluted	$ (0.06)	$ 0.03	$ (0.05)
Weighted average number of common shares outstanding – basic	20,701,374	17,846,346	13,391,054
Weighted average number of common shares outstanding – diluted	20,701,374	19,821,310	13,391,054

1.4 Results of Operations

ValGold incurred a loss of $557,503, or loss per share of $0.03 in the three months ended October 31, 2005, compared to a loss of $297,806, or loss per share of $0.02 in the three months ended October 31, 2004.

In early fiscal 2005 ValGold was exploring in China so there were foreign exchange risks associated with exploration in foreign jurisdictions. Certain of the Company's expenditures are also denominated in United States dollars. As a result, foreign exchange losses have decreased from $14,147 in fiscal 2005 to $465 in fiscal 2006. The United States dollar compared to the Canadian dollar was volatile throughout calendar 2005. The Company had a nominal balance of funds in United States dollars during both fiscal periods and with the volatility of the United States dollar, a significant portion of the foreign exchange loss relates to the funds held in United States dollars during the year and timing differences in payment and recording of foreign currency expenditures.

Legal, accounting and audit expenses increased from $14,147 in fiscal 2005 to $32,789 in fiscal 2006. Audit fees have increased substantially in fiscal 2006, which accounts for the majority of the increase.

Until July 31, 2004, ValGold paid Lang Mining Corporation, a private company, a monthly management fee of $2,500 per month for the services of Frank Lang as Chairman of the Company. During fiscal 2005, a payment of $30,000, one year of fees, was paid to Lang Mining Corporation, as a termination payment.

Commencing August 2004 management fees of $2,500 per month are paid to Glencoe Management Ltd. for the services of Andrew F.B. Milligan as Chairman of the Company. Management fees paid in each fiscal period totalled $7,500.

Office and administration costs increased from $39,115 in fiscal 2005 to $58,390 in fiscal 2006. The office and administration costs include rent, shared office services and other costs related to administration of a public company.

Salaries and benefits have decreased from $53,261 in fiscal 2005 to $42,935 in fiscal 2006. Salaries and benefits are primarily paid by LMC Management Services Ltd. ("LMC"), and as such, are activity based with levels of administrative activity changing with activity levels of the Company.

In fiscal 2005, there was $18,180 in stock-based compensation compared to $16,930 in fiscal 2006, calculated in accordance with the Black-Scholes option valuation model. This model was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions. The Company's stock options are not transferable and cannot be traded. The Black-Scholes model also requires an estimate of expected volatility. The Company uses historical volatility rates of the Company to arrive at an estimate of expected volatility. The rates used for calculation of stock-based compensation are as follows: risk free interest rates – 3.2% to 3.5% (2005 2.3%); expected life of option – 3.7 to 8.0 years (2005 – 3 years); expected volatility – 52.9% to 66.1% (2005 – 85.0%).

Shareholder communications costs have decreased from $41,821 in fiscal 2005 to $28,524 in fiscal 2005. The Company utilizes the services of an investor relations' consultant. Fees paid to this consultant totalled $8,088 in fiscal 2005, compared to $16,500 in fiscal 2006. Other shareholder activities consist of web site maintenance, transfer agency fees, shareholder inquiries and all costs associated with timely disclosure of information.

Travel and conference expenses have decreased from $18,859 in fiscal 2005 to $3,175 in fiscal 2006. The Company did not have booths at any investment conferences n fiscal 2006, compared to attendance at one investment trade show in London in fiscal 2005.

Property investigation costs have increased from $36,844 in fiscal 2005 to $59,191 in fiscal 2006. ValGold is presented with property submittals continually, and the submissions are reviewed for possible acquisition. Costs will vary from period to period depending on the level of due diligence and travel costs related to the properties reviewed and the property location. The costs related to submittals are capitalized if the property is acquired, or expensed if the property is not acquired.

Interest income of $13,675 in fiscal 2005 compares to $3,311 in fiscal 2006. Interest rates increased in fiscal 2006, but the increase in interest earned has been offset by declining cash balances. Subsequent to October 31, 2005, the Company has sold 100,000 common shares of Northern Orion Resources Inc., for a gain of $165,772.

The Company has written off its interest in the Q-9 and Roy-Can properties, and additional costs on the Horseshoe Property for a total write-down of $310,755, compared to $35,345 related to the balance of the Jinzhuang property in China, which had previously been written off in the year ended July 31, 2004.

1.5 Summary of Quarterly Results

The tables below provide for each of the most recent eight quarters, a summary of property acquisition and exploration costs on a project-by-project basis, and a table of corporate expenses:

	Tower Moun-tain, On-tario	Jinzhuang and other, China	Manitoba Claims, Manitoba	Horseshoe Property, British Columbia	Roycan, Q-9 and Other Properties Canada	Hunter Mine, Ontario	Garrison Property, Ontario
Fiscal 2004							
Second Quarter	156,235	106,362	21,205	4,297	--	8,949	--
Third Quarter	312,469	114,079	342,674	(18,646)	--	28,838	--
Fourth Quarter	391,443	32,500	18,193	15,860	639	355,027	--
Fiscal 2005							
First Quarter	106,114	194,296	(18,152)	39,902	--	103,414	--
Second Quarter	442,229	23,823	(315)	3,104	--	8,787	--
Third Quarter	481,411	714	73,676	173	175,821	12,251	--
Fourth Quarter	154,035	7,585	(7,168)	(10,858)	109,174	1,992	115,529
Fiscal 2006							
First Quarter	41,445	--	(373)	135	25,625	31,690	38,353

Note 1: Property acquisition and exploration costs exclude the write-down of mineral property interests.

	Earnings (loss) per quarter	Fully diluted earnings (loss) per share	General and adminis-trative expenses	Gain (loss) on invest-ments and interest	Mineral property write-down (recovery)	Property investiga-tion costs	Stock-based compen-sation
Fiscal 2004							
Second Quarter	711,801	0.03	211,143	1,309,639	--	265	385,280
Third Quarter	(310,083)	(0.02)	196,882	(30,378)	--	63,640	19,183
Fourth Quarter	(818,239)	(0.04)	226,917	18,309	290,616	69,082	249,933
Fiscal 2005							
First Quarter	(297,806)	(0.02)	221,112	13,675	35,345	36,844	18,180
Second Quarter	(221,051)	(0.01)	164,314	14,922	48,994	8,730	13,935
Third Quarter	(427,004) [1]	(0.02)	225,538	10,812	337,965	19,764	17,512 [1]
Fourth Quarter	(310,606)	(0.01)	260,313	7,097	(2,606)	49,714	4,107
Fiscal 2006							
First Quarter	(557,503)	(0.03)	173,938	3,311	310,755	59,191	16,930

[1] Stock-based compensation differs from the reported results in the third quarter of fiscal 2005, due to the cancellation of stock options that were granted in excess of the options available to be granted under the stock option plan.

	Three months ended October 31. 2005	2004
Expenses (recoveries)		
Amortization	$ 160	$ 155
Foreign exchange loss	465	16,254
Legal, accounting and audit	32,789	14,147
Management fees	7,500	37,500
Office and administration	58,390	39,115
Salaries and benefits	42,935	53,261
Shareholder communications	28,524	41,821
Stock-based compensation	16,930	18,180
Travel and conferences	3,175	18,859
	190,868	239,292
Property investigations	59,191	36,844
Write-down of mineral property	310,755	35,345
Interest income	(3,311)	(13,675)
Loss for the period	(557,503)	(297,806)
Deficit, beginning of period	(29,146,393)	(27,889,926)
Deficit, end of period	$ (29,703,896)	$ (28,187,732)
Loss per share – basic and diluted	$ (0.03)	$ (0.02)
Weighted average number of common shares – basic and diluted	21,172,606	19,795,099
Number of common shares outstanding, end of period	21,214,948	20,563,281

1.6 Liquidity

Historically, the Company's sole source of funding was the issuance of equity securities for cash, primarily though private placements to sophisticated investors and institutions. The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

At October 31, 2005, ValGold's working capital, defined as current assets less current liabilities, was $637,084, compared with working capital of $849,731 at July 31, 2005. This amount does not include the Company's long-term investment in marketable securities with a market value of $2,529,250 at October 31, 2005, compared to a book value of $1,257,003. Subsequent to October 31, 2005, 100,000 common shares of Northern Orion Resources Inc., with a book value of $139,098 were sold. These shares are included in current assets at their book value.

Investing Activities

At October 31, 2005, ValGold has capitalized $3,688,526 representing costs associated with the acquisition and exploration of its mineral property interests in British Columbia, Manitoba and Ontario. During the three months ended October 31, 2005, ValGold expended $136,875 on the acquisition and exploration of its mineral property interests. These expenditures primarily relate to the Company's mineral property interests. The Company has used $293,986 of its temporary investments to acquire and explore mineral property interests and for working capital needs.

1.7 Capital Resources

The Company has investments in a portfolio of mining companies. ValGold currently holds as an investment, 783,333 shares of Northern Orion Resources Inc., with a market value at October 31, 2005, of $2,302,999. ValGold also holds 665,000 common shares of Sultan Minerals Inc., 135,000 common shares of Cream Minerals Ltd., 400,000 common shares of Emgold Mining Corporation and 50,000 common shares of Mediterranean Minerals Corp. at a total book value of $167,400. The market value of these shares at October 31, 2005, is $226,250.

On December 20, 2005, ValGold announced that it would enter into a flow-through private placement of up to 2,000,000 Units at a price of $0.225, each Unit comprised of one flow-through share and one share purchase warrant, exercisable for two years, at a price of $0.40. ValGold may issue finder's fee unit warrants of up to 7% of the total Units sold. Each finder's fee unit warrant will be exercisable at a price of $0.225 for a period of 24 months from the date of issue to receive one non-flow-through common share in the capital of ValGold and one non-transferable non-flow-through share purchase warrant ("Finder's Fee Warrant"). Each Finder's Fee Warrant will be exercisable at $0.40 for a period of 24 month from the date of issue of the finder's fee unit warrant to receive one additional non-flow-through common share in the capital of ValGold.

1.8 Off-Balance Sheet Arrangements

None.

1.9 Transactions With Related Parties

	Three months ended October 31,	
Services provided by:	2005	2004
Lang Mining Corporation (a)		
Management fee	$ --	$ 30,000
Glencoe Management Ltd. (d)	7,500	7,500
LMC Management Services Ltd. (b)	93,163	185,185
PGC Consulting Ltd. (e)	28,000	--
DuMoulin Black (f)	21,739	10,000

Balances receivable from (payable to) (g):	October 31, 2005	July 31, 2005
LMC Management Services Ltd. (b)	$ 104,988	$ 128,401
Total balances receivable	104,988	128,401
Directors (c)	(13,350)	(32,170)
Glencoe Management Ltd. (d)	(2,675)	(2,675)
PGC Consulting Ltd. (e)	(14,953)	(18,623)
DuMoulin Black (f)	(6,942)	(6,000)
Total balances payable	$ (37,920)	$ (59,468)

(a) Until July 31, 2004, the Company paid Lang Mining Corporation, a private company, a management fee of $2,500 per month for the services of Frank A. Lang as Chairman of the Company. One year of fees, or $30,000, was paid to Lang Mining Corporation as a termination payment, in the three months ended October 31, 2004.

(b) Since August 1, 2001, management, administrative, geological and other services have been provided by LMC Management Services Ltd. ("LMC"), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. Currently, the Company has a 25% interest in LMC. There is no difference between the cost of $1 and equity value. Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement.

(c) Fees are paid to non-executive directors on a quarterly basis, and for meetings attended during the quarter. Reimbursable expenses of $10,950 payable to one director are also included.

(d) Glencoe Management Ltd. is a private company controlled by the Chairman of the Company. Commencing August 1, 2004, management fees of $2,500 per month are paid to Glencoe Management Ltd. for the services of the Chairman.

(e) PGC Consulting Ltd. is a private company controlled by an officer of the Company.

(f) Legal fees were paid to a law firm of which a director is associate counsel.

(g) Balances receivable from related parties are non-interest bearing and due on demand.

(h) The Company's investments include shares of four companies with directors and/or management in common with the Company throughout the period.

1.10 Fourth Quarter

Not applicable.

1.11 Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course of business or as described in items 1.6 or 1.7 above, before the board of directors for consideration.

1.12 Critical Accounting Estimates

Not applicable. As at October 31, 2005, the Company was a venture issuer.

1.13 Critical accounting policies and changes in accounting policies

None.

1.14 Financial Instruments and Other Instruments

None.

1.15 Other MD&A Requirements

1.15.1 Other MD&A Requirements

Additional information relating to the Company is available on SEDAR at www.sedar.com.

1.15.2 Additional Disclosure for Venture Issuers Without Significant Revenue

(a) capitalized or expensed exploration and development costs

The required disclosure is presented in the schedule of mineral property interests attached to the accompanying financial statements.

(b) expensed research and development costs

Not applicable.

(c) deferred development costs

Not applicable.

(d) general administrative expenses

The required disclosure is presented in the Consolidated Statements of Operations.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d)

None.

1.15.3 Disclosure of Outstanding Share Data

The following details the share capital structure as of December 21, 2005, the date of this MD&A, subject to minor accounting adjustments:

Outstanding share information at December 21, 2005

Authorized Capital

Unlimited number of common shares without par value.

Issued and Outstanding Capital

21,264,948 common shares are issued and outstanding

Stock Options Outstanding

Number of Options	Exercise Price ($)	Expiry Dates
1,050,000	0.43[1]	January 25, 2011
260,000	0.25	January 25, 2011
100,000	0.43[1]	July 18, 2011
620,000	0.25	December 20, 2012
725,000	0.64[1]	November 14, 2013
240,000	0.25	November 14, 2013
100,000	0.64[1]	January 19, 2014
590,000	0.36[1]	July 27, 2009
410,000	0.25	July 27, 2009
100,000	0.28[1]	April 26, 2010
4,195,000		

Warrants Outstanding

Number of Warrants	Exercise Price ($)	Expiry Dates
1,847,000	0.40	October 8, 2007

On December 18, 2005, 350,000 warrants with an exercise price of $0.70 expired, unexercised

[1] Repriced to $0.25 on October 13, 2005, subject to disinterested shareholder approval for options granted to directors and officers at the next Annual General Meeting to be held in January 2006.

Other Information

Approval

The Board of Directors of ValGold Resources Ltd. has approved the disclosure contained in the interim MD&A. A copy of this Interim MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com.

Caution on Forward-Looking Information

This MD&A includes forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

The Company's independent auditor has not performed a review of these financial statements.

VALGOLD RESOURCES LTD.
(an exploration stage company)
FINANCIAL STATEMENTS
OCTOBER 31, 2005 and 2004
(Unaudited – prepared by management)

The Company's independent auditor has not performed a review of these financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Interim Balance Sheets
(Unaudited – prepared by management)

	October 31, 2005	July 31, 2005
Assets		
Current assets		
Cash and cash equivalents	$ 19,099	$ 18,103
Temporary investments	402,555	695,987
Marketable securities (Note 4)	139,098	--
Due from related parties (Note 7)	104,988	128,401
Accounts receivable and prepaids	99,211	145,192
	764,951	987,683
Investments (Note 4)	1,257,003	1,396,101
Equipment (Note 5)	12,321	12,694
Mineral property interests (see schedules) (Note 3)	3,688,526	3,862,406
	$ 5,722,801	$ 6,258,884
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 89,947	$ 78,484
Due to related parties (Note 7)	37,920	59,468
	127,867	137,952
Shareholders' equity		
Share capital (Note 6)	34,543,487	34,528,912
Contributed surplus	755,343	738,413
Deficit	(29,703,896)	(29,146,393)
	5,594,934	6,120,932
	$ 5,722,801	$ 6,258,884

Going concern (Note 1)
Subsequent events (Notes 3, 6 and 9)

Approved by the Directors

"Kenneth Yurichuk"

Kenneth Yurichuk
Director

"Stephen J. Wilkinson"

Stephen J. Wilkinson
Director

The Company's independent auditor has not performed a review of these financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Interim Statements of Operations and Deficit
Three months ended October 31, 2005 and 2004
(Unaudited – prepared by management)

	2005	2004
Expenses (recoveries)		
Amortization	$ 160	$ 155
Foreign exchange loss	465	16,254
Legal, accounting and audit (Note 7)	32,789	14,147
Management fees (Note 7)	7,500	37,500
Office and administration (Note 7)	58,390	39,115
Salaries and benefits	42,935	53,261
Shareholder communications	28,524	41,821
Stock-based compensation	16,930	18,180
Travel and conferences	3,175	18,859
	190,868	239,292
Property investigations	59,191	36,844
Write-down of mineral property interests (see schedules) (Note 3)	310,755	35,345
Interest income	(3,311)	(13,675)
Loss for the period	(557,503)	(297,806)
Deficit, beginning of period	(29,146,393)	(27,889,926)
Deficit, end of period	$ (29,703,896)	$ (28,187,732)
Loss per share – basic and diluted	$ (0.03)	$ (0.02)
Weighted average number of common shares – basic and diluted	21,172,606	19,795,099
Number of common shares outstanding, end of period	21,214,948	20,563,281

The Company's independent auditor has not performed a review of these financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Interim Statements of Cash Flows
Three months ended October 31, 2005 and 2004
(Unaudited – prepared by management)

	2005	2004
Cash provided by (used for)		
Operations		
Loss for the period	$ (557,503)	$ (297,806)
Items not involving cash		
Amortization	160	155
Stock-based compensation	16,930	18,180
Write-down of mineral property interests	310,755	35,345
Accrued interest on temporary investments	(554)	(7,171)
Changes in non-cash operating working capital		
Accounts receivable and prepaids	45,981	66,253
Due to/from related parties	1,865	(12,862)
Accounts payable and accrued liabilities	11,463	(412,645)
	(170,903)	(610,551)
Investments		
Mineral property interests		
Acquisition costs	(10,618)	(40,841)
Exploration and development costs	(110,679)	(357,183)
Purchase of equipment	(790)	--
Sale of temporary investments	293,986	1,236,149
	171,899	838,125
Financing		
Common shares, less share issue costs	--	446,000
Increase in cash and cash equivalents during the period	996	673,574
Cash and cash equivalents, beginning of period	18,103	50,401
Cash and cash equivalents, end of period	$ 19,099	$ 723,975

Supplementary cash flow information (Note 8)

The Company's independent auditor has not performed a review of these financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Notes to Interim Financial Statements
Three months ended October 31, 2005 and 2004
(Unaudited – prepared by management)

1. Basis of presentation:

The accompanying financial statements for the interim periods ended October 31, 2005 and 2004, are prepared on the basis of accounting principles generally accepted in Canada and are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations and changes in financial results for the interim periods presented. The financial statements for the interim periods are not necessarily indicative of the results to be expected for the full year. These interim consolidated financial statements do not contain all of the information required for annual financial statements and should be read in conjunction with the most recent annual audited financial statements for the year ended July 31, 2005.

2. Nature of operations:

ValGold Resources Ltd. ("the Company") is incorporated under the British Columbia Business Corporations Act. The Company is currently in the business of exploration and development of mineral properties in Canada.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and regulatory requirements.

3. Mineral property interests:

Accumulated costs in respect of the Company's mineral property interests owned, leased or under option consist of the following:

	Acquisition Costs	Deferred Exploration	October 31, 2005 Total Costs	July 31, 2005 Total Costs
Tower Mountain	$ 138,274	$ 2,330,231	$ 2,468,505	$ 2,427,060
Manitoba Nickel	250,029	245,594	495,623	495,996
Hunter Gold Mine (a)	75,045	495,471	570,516	538,826
Roy-Can and Q9 (b, c)	--	--	--	284,995
Garrison (d)	110,000	43,882	153,882	115,529
	$ 573,348	$ 3,115,178	$ 3,688,526	$ 3,862,406

3. **Mineral property interests (continued):**

(a) Hunter Gold Mine, Ontario

In July 2003, the Company entered into an option agreement to acquire a 100% interest in the former Hunter Gold Mine, located in the Timmins Mining Camp. The property consists of seven contiguous patented claims and one staked claim in the Third Concession, Lots 9 and 10 in Whitney Township, Ontario. Under the terms of the agreement, the Company has agreed to make total cash payments of $50,000 ($20,000 paid) and issue 325,000 common shares (165,000 issued) to the optionor over a five-year period. In addition to the above, the Company must also complete exploration activities on the property and incur exploration expenses of no less than $500,000 during the first 60-month period. After completion of the terms of the agreement, the property will be subject to a 2.0% net smelter return royalty ("NSR") from production of gold, silver and other metals. The NSR may be reduced to 1.0% by the payment of $1,000,000 to the optionors at any time up to the commencement of commercial production.

(b) Roy-Can Property, Ontario

In January 2005, the Company entered into an option agreement to earn an initial 60% interest in the Roy-Can Property located near Thunder Bay, Ontario. Under the terms of the agreement, the Company was to make payments to the optionor of $220,000 ($20,000 paid) and issue 200,000 common shares (60,000 issued) over four years, and expend $2,500,000 on exploration prior to December 31, 2008. The Company has evaluated the results of the exploration work completed on the property to date and has determined that the exploration results did not meet with its expectations and as a result has written off the property by $186,344, and on December 14, 2005, has returned the property to the optionors.

(c) Q-9 Property, Ontario

In January 2005, the Company entered into an option agreement to earn an initial 60% interest in the Q-9 Property located near Thunder Bay, Ontario, by making cash payments totalling $75,000 ($15,000 paid) and issuing 200,000 common shares (60,000 issued) to the optionor over four years. In addition, the Company was to incur exploration expenses of $500,000 prior to December 31, 2008. The Company has evaluated the results of the exploration work completed on the property to date and has determined that the exploration results did not meet with its expectations and as a result has written off the property by $124,276, and on December 14, 2005, has returned the property to the optionors.

(d) Garrison Project, Ontario

In June 2005, the Company acquired 100% in 35 claims, known as the Garrison Project, located in Garrison Township, Kirkland Lake District, Larder Lake Mining Division in northern Ontario for a one-time cash payment of $110,000.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Notes to Interim Financial Statements
Three months ended October 31, 2005 and 2004
(Unaudited – prepared by management)

3. Mineral property interests (continued):

(e) Option payments

During the year ending July 31, 2006, the Company must make cash payments totalling $154,833, and issue 191,667 common shares to maintain its current mineral property interests. During the three months ended October 31, 2005, the Company has made cash payments of $10,000 and issued 55,000 common shares pursuant to its option agreements. The cash and share payments are dependent upon exploration results and are made solely at the option of the Company to maintain the options in good standing until all payments are made and the property is vested. Subsequent to October 31, 2005, 50,000 common shares were issued and a cash payment of $6,500 was made to the optionor of the MEL 223B property in Manitoba, pursuant to the option agreement.

4. Investments:

	Number of Shares	Net Book Value October 31, 2005	Market Value October 31, 2005
Emgold Mining Corporation (Note 7(h))	400,000	$ 40,000	$ 114,000
Sultan Minerals Inc. (Note 7(h))	665,000	99,750	86,450
Cream Minerals Ltd. (Note 7(h))	135,000	25,650	24,300
Mediterranean Minerals Corp. (formerly Manhattan Minerals Corp.)	50,000	2,000	1,500
LMC Management Services Ltd. (Note 7(b))	1	1	1
Northern Orion Resources Inc.	783,333	1,089,602	2,302,999
		$ 1,257,003	$ 2,529,250

	Number of Shares	Net Book Value July 31, 2005	Market Value July 31, 2005
Emgold Mining Corporation (Note 7(h))	400,000	$ 40,000	$ 140,000
Sultan Minerals Inc. (Note 7(h))	665,000	99,750	69,825
Cream Minerals Ltd. (Note 7(h))	135,000	25,650	22,950
Mediterranean Minerals Corp. (formerly Manhattan Minerals Corp.)	50,000	2,000	--
LMC Management Services Ltd. (Note 7(b))	1	1	1
Northern Orion Resources Inc.	883,333	1,228,700	2,658,832
		$ 1,396,101	$ 2,891,608

Investments in marketable securities are reviewed periodically, and are written down to management's assessment of the market value. The shares held are very volatile, and the July 31, 2005, value is not indicative of the shares' market values throughout the period. Subsequent to October 31, 2005, the Company sold 100,000 common shares of Northern Orion Resources Inc. with a book value of $139,098, which have been reclassified as marketable securities at October 31, 2005.

5. Equipment:

	Cost	Accumulated Depreciation	Net Book Value October 31, 2005	Net Book Value July 31, 2005
Office equipment	$ 3,192	$ 1,037	$ 2,155	$ 2,314
Computer equipment	1,836	612	1,224	1,377
Field equipment	10,736	1,794	8,942	9,003
	$ 15,764	$ 3,443	$ 12,321	$ 12,694

The cost of equipment at July 31, 2005, was $14,974.

6. Share capital:

(a) Authorized

Unlimited number of common shares without par value

(b) Issued and fully paid

	Number of Shares	Amount
Balance, July 31, 2005	21,159,948	$34,528,912
Issued for Hunter Mine mineral property interest	55,000	14,575
Balance, October 31, 2005	21,214,948	$34,543,487

(c) Stock options

The Company has a stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant. The plan currently allows for the issue of up to 4,178,500 stock options. In addition, options may be issued in exchange for goods or services. Certain options were granted prior to the adoption of the current stock option plan.

Summaries of the changes in stock options for the three months ended October 31, 2005, are presented below.

	Shares	Weighted Average Exercise Price
Balance, July 31, 2005	4,345,000	$0.44
Cancelled	150,000	$0.43
Balance, October 31, 2005, after repricing	4,195,000	$0.25
Vested at October 31, 2005	4,195,000	$0.25

VALGOLD RESOURCES LTD.

(an exploration stage company)
Notes to Interim Financial Statements
Three months ended October 31, 2005 and 2004
(Unaudited – prepared by management)

6. Share capital (continued):

Stock options (continued)

The following table summarizes information about the stock options outstanding at October 31, 2005:

Number Outstanding and Exercisable at October 31, 2005	Remaining Contractual Life	Exercise Price
1,335,000	5.3 years	$0.43*
75,000	5.3 years	$0.25
620,000	7.1 years	$0.25
140,000	8.0 years	$0.25
925,000	8.0 years	$0.64*
125,000	3.8 years	$0.25
875,000	3.8 years	$0.36*
100,000	4.5 years	$0.28*
4,195,000		

*The price of the stock options granted to employees has been reduced from the prices noted above with asterisks to a price of $0.25. During the three months ended October 31, 2005, the Company reduced the price of previously granted stock options with prices ranging from $0.28 to $0.64 to a price of $0.25, with no change in the expiry dates or other terms of the stock options. This represents an increase in value to the option holder. The change in value of $16,930 related to the change in price for employee and consultant stock options has been recorded in the statement of operations and deficit for the three months ended October 31, 2005. The valuation of the decrease in the price of stock options granted to directors and officers is subject to shareholder approval at the Company's annual general meeting to be held in January 2006, and will be recorded in the three months ended January 31, 2006.

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions as follows:

	Three months ended October 31,	
	2005	2004
Risk free interest rate	3.2%-3.5%	2.3%
Expected life (years)	3.7-8.0	3
Expected volatility	52.9%-66.1%	84.7%
Weighted average fair value per option grant	$0.25	$0.28

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions. The Company's stock options are not transferable and cannot be traded. The Black-Scholes model also requires an estimate of expected volatility so the Company uses historical volatility rates to arrive at an estimate. Changes in the subjective input assumptions can materially affect the fair value estimate of stock options granted. The value of stock options charged to contributed surplus in the period ended October 31, 2005, was $16,930 (2005 – $18,180).

VALGOLD RESOURCES LTD.

(an exploration stage company)
Notes to Interim Financial Statements
Three months ended October 31, 2005 and 2004
(Unaudited – prepared by management)

6. Share capital (continued):

(c) Warrants

As at October 31, 2005, the following share purchase warrants were outstanding:

Number of Warrants	Exercise Price	Expiry Date
350,000	$0.70	December 18, 2005
1,847,000	$0.40	October 10, 2007
2,197,000		

All share purchase warrants outstanding at October 31, 2005, were issued in connection with financings made by private placements. During the three months ended October 31, 2005, 182,200 share purchase warrants, exercisable at a price of $0.40, expired unexercised, and the expiry date of 1,847,000 warrants was extended from October 10, 2005, to October 10, 2007. The share purchase warrants expiring December 18, 2005, expired, unexercised.

7. Related party transactions and balances:

	Three months ended October 31,	
Services provided by:	2005	2004
Lang Mining Corporation (a)		
Management fee	$ --	$ 30,000
Glencoe Management Ltd. (d)	7,500	7,500
LMC Management Services Ltd. (b)	93,163	185,185
PGC Consulting Ltd. (e)	28,000	--
DuMoulin Black (f)	21,739	10,000

Balances receivable from (payable to) (g):	October 31, 2005	July 31, 2005
LMC Management Services Ltd. (b)	$ 104,988	$ 128,401
Total balances receivable	104,988	128,401
Directors (c)	(13,350)	(32,170)
Glencoe Management Ltd. (d)	(2,675)	(2,675)
PGC Consulting Ltd. (e)	(14,953)	(18,623)
DuMoulin Black (f)	(6,942)	(6,000)
Total balances payable	$ (37,920)	$ (59,468)

(a) Until July 31, 2004, the Company paid Lang Mining Corporation, a private company, a management fee of $2,500 per month for the services of Frank A. Lang as Chairman of the Company. One year of fees, or $30,000, was paid to Lang Mining Corporation as a termination payment, in the three months ended October 31, 2004.

The Company's independent auditor has not performed a review of these financial statements.

7. Related party transactions and balances (continued):

(b) Since August 1, 2001, management, administrative, geological and other services have been provided by LMC Management Services Ltd. ("LMC"), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. Currently, the Company has a 25% interest in LMC. There is no difference between the cost of $1 and equity value. Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement.

(c) Fees are paid to non-executive directors on a quarterly basis, and for meetings attended during the quarter. Reimbursable expenses of $10,950 payable to one director are also included.

(d) Glencoe Management Ltd. is a private company controlled by the Chairman of the Company. Commencing August 1, 2004, management fees of $2,500 per month are paid to Glencoe Management Ltd. for the services of the Chairman.

(e) PGC Consulting Ltd. is a private company controlled by an officer of the Company.

(f) Legal fees were paid to a law firm of which a director is associate counsel.

(g) Balances receivable from related parties are non-interest bearing and due on demand.

(h) The Company's investments include shares of four companies with directors and/or management in common with the Company throughout the period.

8. Supplementary cash flow information:

During the three months ended October 31, 2005 and 2004, the Company conducted non-cash investing activities as follows:

	2005	2004
Shares issued for mineral property interests and finders' fees	$ 14,575	$ 27,550

VALGOLD RESOURCES LTD.

(an exploration stage company)
Notes to Interim Financial Statements
Three months ended October 31, 2005 and 2004
(Unaudited – prepared by management)

9. Subsequent events:

Subsequent to October 31, 2005, the Company:

(a) entered into an option agreement to acquire 100% of the MEL 223B property located near Attwood Lake in northwestern Manitoba by making cash payments totalling $55,688 and issuing 250,000 common shares to the optionor over four years. Upon completion of the cash and share payments, the property will be subject to a 3.0% NSR, which may be reduced to 1.5% by a payment of $1,000,000 to the optionor prior to the commencement of commercial production. (See Note 3).

(b) announced a flow-through private placement of up to 2,000,000 Units at a price of $0.225, each Unit comprised of one flow-through share and one share purchase warrant exercisable for two years, at a price of $0.40. The Company may issue finder's fee unit warrants of up to 7% of the total Units sold. Each finder's fee unit warrant will be exercisable at a price of $0.225 for a period of 24 months from the date of issue to receive one non-flow-through common share in the capital of the Company and one non-transferable non-flow-through share purchase warrant ("Finder's Fee Warrant"). Each Finder's Fee Warrant will be exercisable at $0.40 for a period of 24 month from the date of issue of the finder's fee unit warrant to receive one additional non-flow-through common share in the capital of the Company.

The Company's independent auditor has not performed a review of these financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Consolidated Schedule of Mineral Property Interests
Three months ended October 31, 2005
(Unaudited – prepared by management)

	Tower Mountain and Other, Ontario	Hunter Mine, Ontario	Manitoba Nickel Properties	Horseshoe Property, British Columbia	Roy-Can and Q-9 Properties, Ontario	Garrison Property, Ontario	Total Mineral Property Interests Oct 31, 2005
Acquisition costs							
Balance, beginning of period	$ 137,656	$ 50,470	$ 250,029	$ --	$ 113,860	$ 110,000	$ 662,015
Incurred during the period	618	24,575	--	--	--	--	25,193
	138,274	75,045	250,029	--	113,860	110,000	687,208
Write-down of mineral property interests	--	--	--	--	(113,860)	--	(113,860)
Balance, end of period	138,274	75,045	250,029	--	--	110,000	573,348
Exploration and development costs							
Incurred during the period							
Assays and analysis	2,940	--	--	--	763	--	3,703
Drilling	3,401	4,213	--	--	--	--	7,614
Geological and geophysical	20,547	2,781	(265)	120	17,784	24,175	65,142
Site activities	1,066	121	(108)	15	560	714	2,368
Travel and accommodation	306	--	--	--	6,518	13,464	20,288
Trenching	12,567	--	--	--	--	--	12,567
	40,827	7,115	(373)	135	25,625	38,353	111,682
Balance, beginning of period	2,289,404	488,356	245,967	--	171,135	5,529	3,200,391
Write-down of mineral property interests	--	--	--	(135)	(196,760)	--	(196,895)
Balance, end of period	2,330,231	495,471	245,594	--	--	43,882	3,115,178
Total Mineral Property Interests	$ 2,468,505	$ 570,516	$ 495,623	$ --	$ --	$ 153,882	$ 3,688,526

The Company's independent auditor has not performed a review of these financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Consolidated Schedule of Mineral Property Interests
Year ended July 31, 2005
(Unaudited – prepared by management)

	Tower Mountain and Other, Ontario	Hunter Mine, Ontario	China Properties	Manitoba Nickel Properties	Horseshoe Property, British Columbia	Roy-Can and Q-9 Properties, Ontario	Garrison Property, Ontario	Total Mineral Property Interests July 31, 2005
Acquisition costs								
Balance, beginning of year	$ 133,364	$ 22,650	$ --	$ 168,022	$ 20,022	$ --	$ --	$ 344,058
Incurred during the year	55,167	27,820	7,946	82,007	20,528	113,860	110,000	417,328
	188,531	50,470	7,946	250,029	40,550	113,860	110,000	761,386
Write-down of mineral property interests	(50,875)	--	(7,946)	--	(40,550)	--	--	(99,371)
Balance, end of year	137,656	50,470	--	250,029	--	113,860	110,000	662,015
Exploration and development costs								
Incurred during the year								
Assays and analysis	78,556	14,309	8,968	--	1,090	239	--	103,162
Drilling	593,760	55,656	82,653	--	14,340	--	--	746,409
Geological and geophysical	357,178	23,147	92,162	3,325	--	133,588	4,512	613,912
Site activities	29,931	2,025	4,331	2,630	574	1,245	27	40,763
Travel and accommodation	51,074	3,487	30,358	342	6,716	36,063	990	129,030
Trenching	18,123	--	--	--	--	--	--	18,123
Government assistance	--	--	--	(40,263)	(10,927)	--	--	(51,190)
	1,128,622	98,624	218,472	(33,966)	11,793	171,135	5,529	1,600,209
Balance, beginning of year	1,180,357	389,732	8,156	279,933	62,331	--	--	1,920,509
Write-down of mineral property interests	(19,575)	--	(226,628)	--	(74,124)	--	--	(320,327)
Balance, end of year	2,289,404	488,356	--	245,967	--	171,135	5,529	3,200,391
Total Mineral Property Interests	$ 2,427,060	$ 538,826	$ --	$ 495,996	$ --	$ 284,995	$ 115,529	$ 3,862,406

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, **SHANNON M. ROSS,** Chief Financial Officer of **VALGOLD RESOURCES LTD.,** certify that:

1. I have reviewed the interim filings (as this term is defined in *Regulation 52-109 respecting Certification of Disclosure in Issuers' Annual and Interim Filings)* of **VALGOLD RESOURCES LTD.** (the issuer), for the interim period ending October 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is make known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP, and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonable likely to materially affect, the issuer's internal control over financial reporting.

Date: December 21, 2005

"Shannon M. Ross"

Shannon M. Ross
Chief Financial Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, **STEPHEN J. WILKINSON,** President and Chief Executive Officer of **VALGOLD RESOURCES LTD.,** certify that:

1. I have reviewed the interim filings (as this term is defined in *Regulation 52-109 respecting Certification of Disclosure in Issuers' Annual and Interim Filings)* of **VALGOLD RESOURCES LTD.** (the issuer), for the interim period ending October 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is make known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP, and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonable likely to materially affect, the issuer's internal control over financial reporting.

Date: December 21, 2005

"Stephen J. Wilkinson"

Stephen J. Wilkinson
President and Chief Executive Officer